UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On July 23, 2026, SMX (Security Matters) Public Limited Company (the “Company”) amended its 2022 Incentive Equity Plan, as amended (the “Incentive Plan”), to increase the number of authorized Ordinary Shares under the Incentive Plan from approximately 671,641 to 781,641 (the “Amendment”). As a Foreign Private Issuer, Nasdaq Rule 5615(a)(3) allows the Company to rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d) and, accordingly, the Company so elected to approve the Amendment without stockholder approval. Thereafter, the Company granted an aggregate of 100,000 restricted stock units to Haggai Alon, the Company’s Chief Executive Officer, and an additional 10,000 restricted stock units to a consultant for services rendered. The RSUs all vested upon grant, and it was a condition to the grants that the holders shall not have the underlying ordinary shares of the Company be registered for trading before January 22, 2027.

As of July 23, 2026, the Company had 1,088,608 ordinary shares issued and outstanding.

The information included in this Report on Form 6-K is hereby incorporated by reference into the registration statements on Form F-3 (File Numbers 333-297212, 333-294606 and 333-293520) and Form S-8 (File Numbers 333-288722, 333-290452 and 333-294122) of the Company (including any prospectuses forming a part of such registration statements), and shall be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 28, 2026

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer